UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38388

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scully Capital Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1050 Connecticut Avenue NW
(No. and Street)

Washington	DC	20036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry J. Scully	202-775-3434	lscully@scullysec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	CA	94298
(Address)	(City)	(State)	(Zip Code)

	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Scully, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scully Capital Securities Corporation, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Larry Scully 8-22-24

Title: President

Brian Rocabado 08/22/2024

Notary Public



Brian Rocabado
Commonwealth of Virginia
Notary Public
Commission No. 00273984
My Commission expires 02/29/2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ■ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Scully Capital Securities Corporation

Report Pursuant to Rule 17A-5(d)
Audited Financial Statements
For the Year Ended June 30, 2024

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholders' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-9

Supplemental Information

Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1	10
Schedule 2: Computation for Determination of Reserve Requirements Under SEA Rule 15c3-3, and Information for Possession or Control Requirements Under SEA Rule 15c3-3	11

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2024
Assets		
Cash	$	**41,399**
Accounts receivable, net of allowance for doubtful accounts of $46,000		**20,410**
Prepaid expenses		**1,840**
Deferred tax asset		**12,010**
Total assets	**$**	**75,659**
Liabilities and Stockholders' Equity		
Liabilities		
Due to affiliate	$	**5,341**
Total liabilities		**5,341**
Stockholders' Equity		
Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding		**11**
Additional paid in capital		**144,796**
Retained earnings (Deficit)		**(74,489)**
Total stockholders' equity		**70,318**
Total liabilities and stockholders' equity	**$**	**75,659**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Income

Year ended June 30,		2024
Revenues		
Contract revenues	$	47,909
Recovery of bad debt		24,000
Total revenues		71,909
Operating expenses		
Professional fees		33,740
Dues and licenses		1,991
Regulatory fees		5,350
Office expenses		16,560
Rent		1,242
Payroll and benefits		19,405
Total operating expenses		78,288
Loss before income taxes		(6,379)
Income tax expense		
Current		(250)
Deferred tax expense		(2,811)
Net loss	$	(9,440)

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

Year ended June 30,				**2024**
	Common Stock	**Additional Paid in Capital**	**Retained Earnings**	**Total Stockholders' Equity**
Balance, June 30, 2023	$ 11	$144,796	$ (65,049)	$ 79,758
Net loss	-	-	(9,440)	(9,440)
Balance, June 30, 2024	$ 11	$144,796	$ (74,489)	$ 70,318

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,		**2024**
Cash flows from operating activities		
Net loss	$	(9,440)
Adjustments to reconcile net loss to net cash used by operating activities:		
Recovery of bad debt		(24,000)
Change in:		
Accounts receivable		22,012
Prepaid expenses		68
Accounts payable		900
Deferred tax liability		2,811
Net cash used by operating activities		(7,649)
Cash flows from financing activities		---
Cash flows from investing activities		---
Net decrease in cash		(7,649)
Cash at beginning of year		49,048
Cash at end of year	$	41,399
Supplemental disclosure of cash flow information:		
Income taxes	$	250
Interest		---

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company is also authorized for the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts.

Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2024. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.

As of June 30, 2024, amounts due from one customer totaled $60,410, or 91%, of total accounts receivable as of June 30, 2024. The balances due from this customer as of June 30, 2024 has been reserved for $46,000. During the year, the Company collected $24,000 of the prior allowance. There was no income recognized from this customer for the year ended June 30, 2024. The Company had an additional customer during the year ended June 30, 2024, which represented 75% of contract revenue.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company shares its office space with an affiliate owned by a stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The lease renews on an annual basis with monthly payments of $120. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Computer Equipment and Depreciation

Computer equipment is carried at cost, less accumulated depreciation. Depreciation of computer equipment was provided using the straight-line method over an estimated useful life of 5 years.

Revenue Recognition

For the year ended June 30, 2024, contract revenue consisted of retainer fees of $39,000 and success fees of $8,909.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed. Revenue is recognized throughout the period of service, upon the completion of the Company's related performance obligations as specified in the contract.

The Company earns success fees as an agent for client offerings. The Company recognizes success fee revenue at a point in time upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

As of June 30, 2024, the Company does have two open contracts with customers for private placement services. There is no associated deferred revenue.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2024. Interest and penalties, if any, are reflected in income tax expense in the accompanying statement of operations. Fiscal years ending on or after June 30, 2021 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Plan

Management is committed to funding the Company as necessary for the next twelve months and foreseeable future.

Management's Review

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. These operating services include payroll and benefits of $19,405, rent expense of $1,242, consulting services of $11,388, dues and licenses of $773, and office expenses of $12,309. These are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2024, $45,117 of operating expenses were allocated to the Company.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness. On June 30, 2024, the Company had net capital (as computed in accordance with Rule 15c3-1) of $36,058 and the ratio of aggregate indebtedness to net capital was .15 to 1.

5. Income Taxes

For the year ended June 30, 2024, the Company's provision for income taxes consists of the following:

Current:		
Federal income taxes	$	---
District of Columbia income taxes		250
		250
Deferred:		
Federal income tax liability		1,968
District of Columbia income tax liability		843
		2,811
Total provision/(benefit) for income taxes	$	3,061

As of June 30, 2024, deferred income taxes consists of the following:

Deferred tax assets:		
Accounts payable	$	1,602
Net operating loss and contribution carryforwards		21,667
		23,269
Deferred tax liabilities:		
Accounts receivable		(10,923)
Prepaid expenses		(336)
		(11,259)
Net deferred tax asset	$	12,010

6. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of June 30, 2024.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1

		June 30, 2024
Stockholders' equity from statement of financial condition		$ 70,318
Deduction for nonallowable assets:		
Prepaid expenses	(1,840)	
Accounts receivable	(20,410)	
Deferred tax asset	(12,010)	(34,260)
Net capital		$ 36,058
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirements		$ 31,058
Amounts included in total liabilities which represent aggregate indebtedness		$ 5,341
Ratio of aggregate indebtedness to net capital		.15 to 1

NOTES

A. There are no material differences between the preceding computation and the Company's corresponding most recently filed Part II of Form X-17A-5 as of June 30, 2024.

See report of independent registered public accounting firm.

Scully Capital Securities Corporation

Schedule 2: Computation for Determination of Reserve Requirements Under SEA Rule 15c3-3, Information for Possession or Control Requirements Under SEA Rule 15c3-3

The Company does not claim an exemption under SEA Rule 15c3-3. The Company filed the exemption report in reliance to footnote 74 of the SEC Release 34-70073 Adopting Amendments to 17 C.F.R. 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1, Schedule 2: Computation For Determination of Reserve Requirements Under SEA Rule 15c3-3, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as the Company's auditors since 2022.
Walnut Creek, California
August 29, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Scully Capital Securities Corporation (the Company) did not claim an exemption from paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the business activities are, and will remain, limited to business activities in private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2024.

Scully Capital Securities Corporation's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholders
of Scully Capital Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of Scully Capital Securities Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.



CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 29, 2024



SCULLY CAPITAL

Scully Capital Securities Corporation
1050 Connecticut Ave. NW Suite 500
Washington, DC 20036

Tel: 202.775.3434
Fax: 202.775.6049

www.scullycapital.com

Member FINRA/SIPC

Business Confidential

August 21, 2024

This is to certify that, to the best of my knowledge and belief:

Scully Capital Securities Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption from Rule 15c3-3. The Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in the private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2023.

Thank you.

Larry Scully
President

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
SCULLY CAPITAL SECURITIES CORP	8-38388

For the fiscal period beginning 7/1/2023 and ending 6/30/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 47,909.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 47,909.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   6/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 47,909.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 71.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 29.00
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for 2024 SIPC-6 and 6A(s) $ 29.00	
d	Add lines 11a through 11c $ 29.00	
12	**LESSER** of line 10 or 11d.	$ 29.00
13 a	Amount from line 8 $ 71.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 29.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 42.00
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 42.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-38388	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Jun
MEMBER NAME *MAILING ADDRESS*	SCULLY CAPITAL SECURITIES CORP 1050 CONNECTICUT AVE NW STE 500 WASHINGTON, DC 20036		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SCULLY CAPITAL SECURITIES CORP	LARRY JOSEPH SCULLY
(Name of SIPC Member)	(Authorized Signatory)
7/8/2024	lscully@scullysec.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.